Creative Realities, Inc.

55 Broadway, 9th Floor

New York, New York 10006

May 31, 2016

TRANSMITTED VIA EDGAR

Mr. Mark P. Shuman

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”) Registration Statement on Form S-1 Amendment No. 1, Filed on May 13, 2016 File No. 333-209487

Dear Mr. Shuman:

The undersigned respectfully requests that the Registration Statement on Form S-1 of Creative Realities, Inc. (SEC File No. 333-209487) be declared effective at 12:00 p.m., Washington, D.C. time, on Wednesday, June 1, 2016, or as soon thereafter as is practicable. This request replaces the Company’s earlier request, which was filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2016.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Kathleen Eick, of Maslon LLP, at (612) 672-8345. The Company also respectfully requests that a copy of the Commission’s written order verifying the effective time and date of such Registration Statement be sent to Ms. Eick, via facsimile at (612) 642-8345 or email at kathleen.eick@maslon.com.

Sincerely,

CREATIVE REALITIES, INC.

By: /s/ Richard Mills

       Richard Mills

       Director and Chief Executive Officer